Silo Pharma, Inc.

677 N. Washington Blvd.

Sarasota, Florida 34236

January 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bradley Ecker

Re:	Silo Pharma, Inc.
Registration Statement on Form S-3
File No. 333- 276658

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Silo Pharma, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Tuesday January 30, 2024, or as soon thereafter as possible.

Please notify Greg Carney of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (213) 617-4209 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

SILO PHARMA, INC.

By:	/s/ Eric Weisblum
Name:	Eric Weisblum
Title:	Chief Executive Officer